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08026472

SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CFT Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 Thornall Street, 6th Floor
(No. and Street)

Edison	**NJ**	**08837**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary A. Budlow **732-632-4146**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike	**Florham Park**	**NJ**	**07932**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GARY A. BUDLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFT SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO/PRESIDENT
Title

[signature]
Notary Public

STEVEN BERGIDA
ID # 2340901
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/25/2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFT Securities, LLC

December 31, 2007

Contents

Untracht Early
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
CFT Securities, LLC

We have audited the accompanying statement of financial condition of CFT Securities, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CFT Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Untracht Early LLC

Florham Park, New Jersey
February 4, 2008

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

CFT Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	5,124,638
Receivable from clearing organization		535,477
Prepaid expenses		52,418
Property and equipment, net of accumulated depreciation of $83,441		73,122
Total assets	$	5,785,655

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	551,117
Subordinated borrowings		3,750,000
Total liabilities		4,301,117
Member's equity		1,484,538
Total liabilities and member's equity	$	5,785,655

See accompanying notes to financial statement.

(1) Organization and business

CFT Securities, LLC (the "Company") is a fully disclosed introducing securities broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as National Association of Securities Dealers, Inc and the Securities Investor Protection Corporation. The Company is an introducing broker under the Commodity Exchange Act and is exempt from Section 4d(2) under this Act. Additionally, the Company is a member of the National Futures Association and the Municipal Securities Rulemaking Board. The Company is a Delaware Corporation that is wholly owned by its sole member Burgundy Group, LLC.

(2) Summary of significant accounting policies

Use of estimates
The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statement. Actual results could differ from those estimates.

Accounting for securities transactions
The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or safekeep customer securities. As such, a portion of the Company's revenue consists of commissions earned from order execution business cleared by Bear Stearns Securities Corp. ("Bear Stearns") or referred to other broker dealers, which it records on a trade-date basis. The Company also receives a portion of the interest earned by Bear Stearns from the Company's clients. Such interest is accrued as earned and recorded as interest and other on the statement of operations.

Cash and cash equivalents
The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business and cash on deposit in interest-bearing accounts with the clearing broker to be cash equivalents.

(2) *Summary of significant accounting policies (continued)*

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities are the responsibility of its sole member.

(3) *Property and equipment*

Property and equipment consists of the following:

Computer and equipment	$	75,495
Furniture and fixtures		81,068
Less: accumulated depreciation		(83,441)
	$	73,122

(4) *Subordinated borrowings*

The borrowings under subordination agreements at December 31, 2007 consist of the following:

Subordinated loans, 8 percent, due May 31, 2008	$ 2,100,000
Subordinated loan, 8 percent, due May 31, 2009	1,400,000
Subordinated loan, 6 percent, due February 28, 2009	250,000
	$ 3,750,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying amount of subordinated borrowings approximates fair value due to borrowings at market rate.

Interest is payable semi-annually. At December 31, 2007, the Company owed $54,000 to its note holders.

(5) Financial instruments with off-balance-sheet credit risk and concentrations of credit risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

(6) Commitments

The Company leases office space in New Jersey under an agreement that expires January 31, 2011.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $5,108,988 which was $5,008,998 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1.

Untracht Early
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
CFT Securities, LLC

In planning and performing our audit of the financial statement of CFT Securities, LLC (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and for determining compliance with the exemptive provisions of 4d(2) and Regulation 30.7 of the CFTC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) (2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 4, 2008

END